Exhibit 99.1
ANNUAL GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2011
NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR
TO BE HELD AT
1160 EUGENIA PLACE, SUITE 100
CARPINTERIA, CALIFORNIA, U.S.A.
AT 8:00 A.M.

NIMIN ENERGY CORP.
NOTICE OF AN ANNUAL GENERAL MEETING OF COMMON
SHAREHOLDERS OF NIMIN ENERGY CORP.
Notice is hereby given that the annual general meeting (the “Meeting”) of holders of common shares of NiMin Energy Corp. (the “Corporation”) will be held at 1160 Eugenia Place, Suite 100, Carpinteria, California, U.S.A. at 8:00 a.m. (local time), on June 24, 2011 for the following purposes.
1.	To receive the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2010.

2.	To fix the board of directors of the Corporation at six (6) members.

3.	To elect the board of directors for the ensuing year.

4.	To appoint KPMG LLP, as the auditors of the Corporation for the ensuing year and to authorize the board of directors to fix their remuneration.

5.	To transact such other business as may be properly brought before the meeting or any adjournment thereof.
Shareholders who are unable to attend the Meeting in person are requested to date and execute the enclosed instrument of proxy and return it in the envelope provided for that purpose.
Dated at the City of Calgary, in the Province of Alberta, this 20th day of May, 2011.

BY ORDER OF THE BOARD OF DIRECTORS
“Clarence Cottman III”
Clarence Cottman III, Chief Executive Officer

It is desirable that as many common shares as possible be represented at the Meeting. If you do not expect to attend and would like your common shares represented, please complete the enclosed instrument of proxy and return same as soon as possible in the envelope provided for that purpose. All instruments of proxy, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the meeting or any adjournment thereof. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his sole discretion and the Chairman of the Meeting is under no obligation to accept or reject any particular late instruments of proxy.

TABLE OF CONTENTS

PERSONS MAKING THE SOLICITATION	1
APPOINTMENT, VOTING AND REVOCATION OF PROXIES	1
Appointment	1
Voting	1
Revocation	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	2
Beneficial Holders	2
Registered Shareholders	3
STATEMENT OF EXECUTIVE COMPENSATION	4
COMPENSATION DISCUSSION AND ANALYSIS	4
PERFORMANCE GRAPH	6
OPTION-BASED AWARDS	7
SUMMARY COMPENSATION	7
INCENTIVE PLAN AWARDS	8
PENSION PLAN BENEFITS	10
TERMINATION AND CHANGE OF CONTROL BENEFIT AND MANAGEMENT CONTRACTS	10
DIRECTOR COMPENSATION	11
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	14
INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	19
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	19
PARTICULARS OF MATTERS TO BE ACTED UPON	19
OTHER MATTERS TO BE ACTED UPON	22
GENERAL	22
ADDITIONAL INFORMATION	22
EXHIBIT 1 BOARD MANDATE

NIMIN ENERGY CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
PERSONS MAKING THE SOLICITATION
This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management and board of directors (“Board”) of NiMin Energy Corp., (“Nimin” or the “Corporation”), for use at the annual general meeting of common shareholders of the Corporation (the “Meeting”), to be held at 1160 Eugenia Place, Suite 100, Carpinteria, California. U.S.A. on June 24, 2011, at the hour of 8:00 a.m. (local time) or at any adjournment thereof for the purposes set forth in the accompanying notice of meeting (the “Notice”).
The costs incurred in the preparation and mailing of both the instrument of proxy and this Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.
In accordance with National Instrument 54-101-Communications with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares (“Common Shares”) held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation. The record date to determine the registered shareholders entitled to receive Notice of the Meeting is May 20, 2011 (the “Record Date”). All information set forth in this Circular is dated effective as of the Record Date.
APPOINTMENT, VOTING AND REVOCATION OF PROXIES
Appointment
The persons named (the “Management Designees”) in the accompanying instrument of proxy have been selected by the Board of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Any shareholder has the right to appoint a person or company (who need not be a shareholder) other than the Management Designees to attend and to vote and act for and on behalf of such person at the Meeting. In order to do so the shareholder may insert the name of such person in the blank space provided in the instrument of proxy, or may use another appropriate form of instrument of proxy. All proxies must be deposited with the Corporation’s Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. The Chairman of the Meeting in his sole discretion may refuse to recognize any instrument of proxy received after such time.
Voting
Common Shares represented by any properly executed instrument of proxy in the accompanying form will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The accompanying instrument of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Corporation.
Revocation
In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited either to the Transfer Agent at the office specified above, at the registered office of the Corporation, Centennial Place, East Tower 1900, 520- 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
Beneficial Holders
The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by its broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.
Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.
All references to shareholders in this Circular and the accompanying instrument of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.
In this Circular, unless otherwise noted, all dollar amounts are expressed in United States dollars and Cdn$ means Canadian dollars.
Registered Shareholders
Registered holders of Common Shares as shown on the list of shareholders prepared as of the Record Date will be entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held, except to the extent that the person has transferred the ownership of any of his Common Shares after the Record Date, and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands, not later than (10) days before the Meeting, or shorter period before the Meeting which the by-laws of the Corporation may provide, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his Common Shares at the Meeting.
As of the Record Date, 66,741,876 of the Corporation’s unlimited authorized voting Common Shares were issued and outstanding. The Corporation is also authorized to issue an unlimited number of preferred shares, none of which are issued.
Pursuant to By-Law No. 1 of the Corporation, a quorum for the transaction of business at the Meeting shall consist of at least two (2) persons holding or representing by proxy not less than five percent (5%) of the outstanding shares of the Corporation entitled to vote at the Meeting.

The following table sets forth information as of the Record Date with respect to each person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns or exercises control or direction over, directly or indirectly, Common Shares carrying more than ten (10%) of the voting rights attached to all outstanding Common Shares.

	Number of Common Shares as	Percentage of Class as at
Name	at Record Date(1)	Record Date
Commonwealth Bank of Australia and its subsidiaries	8,231,290	12.3%
Note:

(1)	The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information and/or furnished by the shareholder listed above.
STATEMENT OF EXECUTIVE COMPENSATION
Compensation Discussion And Analysis
Overview
The Compensation Committee is responsible for determining the overall compensation strategy of the Corporation, administering the Corporation’s executive compensation program, making recommendations to the Board regarding compensation including incentive and equity-based compensation, reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer, for proposals for the compensation of the executive officers, management and directors, for evaluations of performance to determine compensation, for employee benefit and retirement plans and all other matters related to compensation. The Compensation Committee is also responsible for reviewing the Corporation’s compensation policies and guidelines generally.
Objectives of Compensation Program
It is the objective of the executive compensation program to attract and retain highly qualified and experienced individuals to serve as executive officers and to align incentive compensation to performance and shareholder value. It is the goal of the Compensation Committee to endeavor to ensure that the compensation of executive officers is sufficiently competitive to achieve the objectives of the executive compensation program. The Compensation Committee gives consideration to the Corporation’s long-term interests and quantitative financial objectives, as well to the qualitative aspects of the individual’s performance and achievements.
Role of Executive Officers in Compensation Decisions
The Compensation Committee receives and reviews recommendations of the President as well as the Chief Executive Officer relating to the general compensation structure and policies and programs for the Corporation and the salary and benefit levels for the executive officers.
Elements of Compensation
The executive compensation program is comprised of three principal components: base salaries, cash bonuses and incentive stock option plan which are designed to provide a combination of cash and equity—based compensation to effectively retain and motivate the executive officers to achieve the corporate goals and objectives. These elements contain both short-term incentives comprised of cash payments by way of base salaries and bonuses and long-term incentives by way of equity-based compensation. Other components of the executive compensation program include perquisites and other personal benefits. Each component of the executive compensation program is addressed separately below.
The amount for each element of the Corporation’s executive compensation program is determined based upon compensation levels provided by the Corporation’s competitors as well as upon the discretion of the Board, as described below. Each element of the Corporation’s executive compensation program contributes to an overall compensation package, which is designed to provide both short-term and long-term financial incentives to the executive officers and to thereby assist the Corporation to successfully implement its strategic plans. The Board annually assesses how each element fits into the overall compensation package.
Base Salaries
Salaries for Executive Officers are reviewed annually based on corporate and personal performance and on individual levels of responsibility and are set to be competitive with industry levels. Salaries of the executive officers are not determined based on benchmarks or a specific formula. Consideration is given to compensation packages that may be available to such executive officers from other employment opportunities and commercially available data on salaries disclosed by competitors and peers. The Compensation Committee submits its recommendation to the Board as to salary of the President as well as the Chief Executive Officer. The Compensation Committee considers, and, if thought appropriate, also submits to the Board recommendations for salaries for the other executive officers based on those salaries recommended by the President and Chief Executive Officer. As stated above, base salaries are established to be competitive in order to attract and retain highly qualified and experienced individuals.
Bonus and Bonus Goals
In 2010, the Corporation adopted a bonus program including annual bonus goals which are to be reviewed annually by the Board and the Compensation Committee. In 2010, bonus goals for safety, production and capital raising initiatives were established, whereby each goal was assigned a weighted value. In 2011, two categories of bonus goals have been agreed upon each having its own weighted value: i) Operational goals, which focus on safety, production, proved reserved growth and cost control and ii) Financial goals, which focus on controls, public reporting and market recognition. Bonus payments, along with base salary, are considered to be an integral component of a senior executives’ compensation package. Provided that bonus goals are met, senior executives will be entitled to a cash bonus of up to 25% of the individual’s base salary. In the event that bonus goals are exceeded, the Compensation Committee may at its discretion award an amount up to an additional 25% of an individual’s base salary to a senor executive. Additional bonus payments above 50% of base salary may be awarded at the discretion of the Compensation Committee for extraordinary effort and achievement. The Board exercises its discretion, upon recommendations received from the Compensation Committee, regarding the payment of bonuses based upon employee merit and the payment thereof, if any, is determined by the Board. In making these decisions and in exercising this discretion, the Board recognizes extraordinary efforts made to enhance the value of the Corporation’s asset base and any extraordinary success that has been achieved in implementing the Corporation’s business plans as a result of such efforts, including significant production and reserve additions.
Stock Option Plan
The Compensation Committee also administers the incentive stock option plan that is designed to provide a long-term incentive that is aligned with shareholder value. The Compensation Committee makes recommendations to the Board regarding the number of options to be granted to each executive officer based on the level of responsibility and experience of the individual, the performance of the individual and the number of stock options previously granted to the individual. The Compensation Committee regularly reviews and where appropriate adjusts the number of options granted to executive officers. The Compensation Committee sets the number of options as appropriate designed to attract and retain qualified and talented executive officers. Other than set forth above, recommendations with respect to the payment of bonuses are not based on a specific formula or benchmarks.

Perquisites and Other Components
Other components of compensation include perquisites and personal benefits as determined by the Compensation Committee and recommended to the Board that are consistent with the overall compensation strategy. There is no specific formula or benchmarks for assessing how perquisites or personal benefits are utilized in the total compensation package. The Corporation does not provide any pension or retirement benefits to its executive officers.
PERFORMANCE GRAPH
The following graph compares the percentage change in the cumulative shareholder return over the last two years of the (post-consolidated) Common Shares of the Corporation (assuming a $100 investment was made on September 4, 2009, the date on which the Corporation’s Common Shares were listed on the Toronto Stock Exchange) and the cumulative total return of the S&P/TSX Composite Index.

		S&P/TSX
	NiMin Energy Corp.	Composite Index
	(Cdn$)	(Cdn$)
December 31, 2010	132.00	126.62
November 30, 2010	116.00	121.64
October 31, 2010	116.00	118.82
September 30, 2010	94.40	115.69
August 31, 2010	85.60	111.14
July 31, 2010	76.00	109.07
June 30, 2010	84.00	104.92
May 31, 2010	93.60	108.97
April 30, 2010	116.80	112.89
March 31, 2010	91.20	111.04
February 27, 2010	102.40	106.97
January 31, 2010	112.00	101.90
December 31, 2009	112.00	107.66
November 30, 2009	72.00	104.60
October 31, 2009	88.00	99.47
September 30, 2009	84.00	103.66
September 4, 2009	100.00	100.00

Prior to the completion of the acquisition (the “Acquisition”) of Legacy Energy Inc. (“Legacy”) that was completed on September 4, 2009, the Corporation was a Capital Pool Company listed on the TSX Venture Exchange (“TSXV”) in 2007, did not carry on active commercial business and did not have any tangible assets other than a minimal amount of cash. As a result of the Acquisition, Legacy is a wholly owned subsidiary of the Corporation. In connection with the completion of the Acquisition, the Common Shares were listed on the Toronto Stock Exchange (“TSX”) and delisted from the TSXV on September 4, 2009. As a result, the Corporation has only commenced carrying on active business since September 4, 2009.
As described above under the “Compensation Discussion and Analysis — Elements of Compensation”, the Corporation’s executive compensation program consists of a combination of cash and equity based compensation. When determining compensation, the Compensation Committee and the Board consider a number of factors, one of which is corporate performance. As a result there is not direct correlation between the trend shown in the performance graph and the trend in compensation to executive officers reported over the same period.
OPTION-BASED AWARDS
A description of the process that the Corporation uses to grant option-based awards to executive officers including the role of the Compensation Committee, see the description under “Compensation Discussion and Analysis — Elements of Competition.”
SUMMARY COMPENSATION
Securities legislation requires the disclosure of compensation received by each “Named Executive Officer” of the Corporation for the most recently completed financial year. “Named Executive Officer” is defined by the legislation to mean (i) each of Chief Executive Officer and Chief Financial Officer of the Corporation (ii) each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation exceeds Cdn $150,000, and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year end of the Corporation.
“Executive Officer” is defined by the legislation to mean (i) the chair, vice-chair or president of the Corporation, (ii) a vice-president of the Corporation in charge of a principal business unit, division or function including sales, finance or production, or (iii) an individual performing a policy-making function in respect of the Corporation.
The following table sets forth a summary of all compensation for services paid during the financial years ending December 31, 2010 and December 31, 2009 for Clarence Cottman III, Chief Executive Officer (“CEO”), Dr. E. Sven Hagen, President, Rick McGee, Chief Operating Officer (“COO”) and Jonathan S. Wimbish, Chief Financial Officer (“CFO”) (collectively the “Named Executive Officers”).

Summary Compensation Table

							Non-equity incentive
							plan compensation
					Option-based awards		($)
				Share-				Long		All other	Total
Name and				based	Options	Replacement	Annual	term	Pension	compensa-	compensa-
Principal		Salary		awards	Granted(1)(2)	Options (4)(5)	incentive	incentive	value	tion	tion
position	Year	($)		($)	($)	($)	plans	plans	($)	($)	($)
Clarence Cottman III(3) (8)	2010	230,000		Nil	Nil	Nil	Nil	Nil	Nil	80,500	310,500
CEO	2009	230,000	(6)	Nil	343,692	230,353	Nil	Nil	Nil	Nil	804,045

Dr. E. Sven Hagen(3)(8)	2010	230,000		Nil	Nil	Nil	Nil	Nil	Nil	69,000	299,000
President	2009	230,000	(6)	Nil	343,692	230,353	Nil	Nil	Nil	Nil	804,045

Rick McGee (3)(7)	2010	230,000		Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Operating Officer	2009	230,000		Nil	343,692	230,353	Nil	Nil	Nil	Nil	804,045

Jonathan S. Wimbish(3)	2010	200,000		Nil	Nil	Nil	Nil	Nil	Nil	60,000	260,000
CFO	2009	214,000	(6)	Nil	343,692	288,594	Nil	Nil	Nil	Nil	846,286
Notes:

(1)	The value of the option-based awards represents the fair value, on the date of grant, of awards under the stock option plan of the Corporation. The grant date fair value has been calculated using the Black Scholes Merton model and reflects assumptions for risk-free interest rate, expected life, expected stock price volatility and expected dividend yield.

(2)	The 2009 stock options were awarded in Canadian dollars and exercise prices are also in Canadian dollars. The $ figures are based on the exchange rate as at September 4, 2009 of Cdn $1.00 = $0.9068.

(3)	Appointed as a Named Executive Officer of the Corporation on September 4, 2009 in connection with completion of the Acquisition.

(4)	Options were granted in connection with completion of the Acquisition to replace cancelled options previously granted during 2008 to buy common shares in the capital of Legacy for new options to buy common shares in the capital of the Corporation (the “Replacement Options”). The Replacement Options have an exercise price of Cdn $1.25 and expire on September 4, 2019. The $ figures are based on the exchange rate as at September 4, 2009 of Cdn $1.00 = $0.9068.

(5)	The value of the Replacement Options has been calculated based on the difference between the historic fair value, on the date of grant, of the old options to buy shares in the capital of Legacy and the new options to buy shares in the capital of the Corporation. The grant date fair value has been calculated using the Black Scholes Merton model and reflects assumptions for risk-free interest rate, expected life, expected stock price volatility and expected dividend yield.

(6)	Represents annual salary paid by Legacy to the Named Executive Officer for the financial year ended

December, 31, 2009. Pursuant to the Acquisition, Legacy became a wholly-owned subsidiary of the Corporation on September 4, 2009.

(7)	Resigned February 1, 2011.

(8)	Mr. Cottman and Dr. Hagen also serve as directors of the Corporation. All of the compensation paid to Mr. Cottman and Dr. Hagen relate to their positions as Named Executive Officers and none of their compensation relates to their roles as directors.
INCENTIVE PLAN AWARDS
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the financial year ended December 31, 2010 to the Named Executive Officers of the Corporation.
Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
						Market or
	Number of			Value of		payout value
	securities			unexercised	Number of	of share-
	underlying	Option		in-the-	shares or units of	based awards
	unexercised	exercise		money	shares that have	that have not
	options	price	Option expiration	options	not vested	vested
Name	(#)	(Cdn$)	date	(Cdn $)(1)	(#)	($)
Clarence Cottman III(2) (4) CEO	1,200,000	1.25	September 4, 2019	480,000	Nil	Nil

Dr. E. Sven Hagen(2) (4) President	1,200,000	1.25	September 4, 2019	480,000	Nil	Nil

Rick McGee(2)(3) COO	1,200,000	1.25	September 4, 2019	480,000	Nil	Nil

Jonathan S. Wimbish(2) CFO	1,350,000	1.25	September 4, 2019	540,000	Nil	Nil
Notes:

(1)	The closing market price of the Common Shares on December 31, 2010 was Cdn$1.65.

(2)	Appointed as a Named Executive Officer of the Corporation on September 4, 2009 in connection with completion of the Acquisition.

(3)	Resigned February 1, 2011.

(4)	Mr. Cottman and Dr. Hagen also serve as directors of the Corporation. All of the compensation paid to Mr. Cottman and Dr. Hagen relate to their positions as Named Executive Officers and none of their compensation relates to their roles as directors.
Incentive Plan Awards — Value Vested or Earned During the Year
The following table sets forth information in respect of the value vested or earned during the Corporation’s financial year ended December 31, 2010 of option-based awards, share-based awards and non-equity incentive plan compensation for Named Executive Officers of the Corporation.
Value Vested or Earned of Incentive Plan Awards
during the Financial Year Ended December 31, 2010

		Share-based
	Option-based awards –	awards –	Non-equity incentive plan
	Value vested during the	Value vested during	compensation - Value earned
	year	the year	during the year
Name	($) (1)	($)	($)
Clarence Cottman III(2) (4) CEO	191,348	Nil	Nil

Dr. E. Sven Hagen(2) (4) President	191,348	Nil	Nil

Rick McGee (2) (3) Chief Operating Officer	191,348	Nil	Nil

Jonathan S. Wimbish(2) CFO	210,762	Nil	Nil
Notes:

(1)	The value of the option-based awards represents the fair value, on the date of grant, of awards under the stock option plan of the Corporation for 2010. The grant date fair value has been calculated using the Black Scholes Merton model and reflects assumptions for risk-free interest rate, expected life, expected stock price volatility and expected dividend yield.

(2)	Appointed as a Named Executive Officer of the Corporation on September 4, 2009 in connection with completion of the Acquisition.

(3)	Resigned February 1, 2011.

(4)	Mr. Cottman and Dr. Hagen also serve as directors of the Corporation. All of the compensation paid to Mr. Cottman and Dr. Hagen relate to their positions as Named Executive Officers and none of their compensation relates to their roles as directors.
PENSION PLAN BENEFITS
Defined Benefit Plans Table
The Corporation does not have a pension or retirement plan.
Deferred Compensation Plans
The Corporation does not have a deferred compensation plan.
TERMINATION AND CHANGE OF CONTROL BENEFIT
AND MANAGEMENT CONTRACTS
Other than as described herein, the Corporation does not have any contract, agreement, plan or arrangement that provides for payments to the Named Executive Officers at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, a change in control of the Corporation or a change in the Named Executive Officer’s responsibilities.
Dr. Hagen and Messrs. Cottman, McGee and Wimbish are employed by Legacy under employment agreements dated April 29, 2008, amended January 1, 2009; these agreements are three years in duration and specify base salaries of at least $200,000 per annum. Included in these employment agreements are change of control provisions which automatically extend the term of the agreements for a period of at least 24 months beyond the month in which the change of control occurred. If a change of control occurs and the executive’s employment is terminated by Legacy without cause or by the executive for good reason, the executive shall be entitled to the following benefits: (i) full base salary through the date of termination at the rate in effect immediately prior to the time a notice of termination is given plus any benefits or awards have been earned or become payable, but which have not been paid; (ii) as severance, three times the executive’s base salary at the rate in effect immediately prior to the time a notice of termination is given; and (iii) continued coverage, for the duration of the contract, in all employer life, accidental death, medical and dental insurance plans in which executive was entitled to participate immediately prior to the date of termination. Rick McGee resigned effective February 1, 2011.
The following table sets forth estimates of the amounts payable to each of the Named Executive Officers in the event of an involuntary termination or termination without cause, if such Named Executive Officer was terminated effective December 31, 2010.

Name	Severance(1) ($)	Other ($)	Total ($)
Clarence Cottman III	$690,000	N/A	$690,000
Dr. E. Sven Hagen	$690,000	N/A	$690,000
Rick McGee	$690,000	N/A	$690,000
Jonathan S. Wimbish	$600,000	N/A	$600,000
Notes:

(1)	The base salary for Messers. Cottman, Hagen and McGee as at December 31, 2010 is $230,000. For Mr. Wimbish, his base salary as at December 31, 2010 is $200,000. The severance amount listed in the table above, represents three times the base salary as at December 31, 2010.

(2)	NEO’s have thirty (30) days following the termination event to exercise their vested options.

DIRECTOR COMPENSATION
Director Compensation Table
The following table sets forth information in respect of all amounts of compensation provided to the directors during the Corporation’s financial year ended December 31, 2010.

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	Earned	awards	awards	compensation	Value	compensation	Total
Name	($)	($)	($)(1)	($)	($)	($)	($)
Brian E. Bayley(1)	73,333	Nil	Nil	Nil	Nil	Nil	73,333
W.A. (Alf) Peneycad(1)	72,333	Nil	Nil	Nil	Nil	Nil	72,333
Robert L. Redfearn(1)	72,333	Nil	Nil	Nil	Nil	Nil	72,333
Notes:

(1)	Appointed as a Director of the Corporation on September 4, 2009 in connection with the completion of the Acquisition.

(2)	Compensation for Mr. Cottman, CEO and a director of the Corporation and Dr. Hagen, President and a director of the Corporation has been previously provided under “Summary Compensation”.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the financial year ended December 31, 2010 to the directors of the Corporation.
Outstanding Share-Based Awards and Option-Based Awards
at the end of the Financial Year Ended December 31, 2010

	Option-based Awards				Share-based Awards
Market or
	Number of			Value of	Number of	payout value of
	securities			unexercised	shares or	share-based
	underlying			in-the-	units of shares	awards that
	unexercised	Option exercise	Option	money	that have not	have not
	options	Price	expiration	options	vested	vested
Name	(#)	(Cdn$)	date	(Cdn $) (1)	(#)	($)
Brian E. Bayley(2)	100,000	1.25	September 4, 2019	40,000	Nil	Nil
W.A. (Alf) Peneycad(2)	100,000	1.25	September 4, 2019	40,000	Nil	Nil
Robert L. Redfearn(2)	100,000	1.25	September 4, 2019	40,000	Nil	Nil
Notes:

(1)	The closing market price of the Common Shares on December 31, 2010 was Cdn$1.65

(2)	Appointed as a Director of the Corporation on September 4, 2009 in connection with the completion of the Acquisition.

(3)	Compensation for Mr. Cottman, CEO and a director of the Corporation and Dr. Hagen, President and a director of the Corporation has been previously provided under “Summary Compensation”.
Incentive Plan Awards — Value Vested or Earned During the Year
The following table sets forth information in respect of the value vested or earned during the Corporation’s financial year ended December 31, 2010 of option-based awards, share-based awards and non-equity incentive plan compensation for directors of the Corporation.

Value Vested or Earned of Incentive Plan Awards
during the Financial Year Ended December 31, 2010

			Non-equity incentive
	Option-based awards	Share-based awards –	plan
	–Value vested	Value vested during the	compensation – Value
	during the year	year	earned during the year
Name	($) (1)	($)	($)
Brian E. Bayley(2)	22,738	Nil	Nil
W.A. (Alf) Peneycad(2)	22,738	Nil	Nil
Robert L. Redfearn(2)	22,738	Nil	Nil
Notes:

(1)	The value of the option-based awards represents the fair value, on the date of grant, of awards under the stock option plan of the Corporation for 2010. The grant date fair value has been calculated using the Black Scholes Merton model and reflects assumptions for risk-free interest rate, expected life, expected stock price volatility and expected dividend yield.

(2)	Appointed as a Director of the Corporation on September 4, 2009 in connection with the completion of the Acquisition.

(3)	Compensation for Mr. Cottman, CEO and a director of the Corporation and Dr. Hagen, President and a director of the Corporation has been previously provided under “Summary Compensation”.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table sets forth information as at December 31, 2010 with respect to the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance.

Number of securities
remaining available for
		Weighted-average	future issuance under
	Number of securities to	exercise price of	equity
	be issued upon exercise	outstanding options,	compensation plans
	of outstanding options,	warrants and rights	(excluding securities
Plan Category	warrants and rights	(Cdn$)	reflected in column (a)
Equity compensation plans approved by securityholders	7,355,000	1.25	1,891,646
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,355,000	1.25	1,891,646
Stock Option Plan
On July 16, 2009, management of the Corporation obtained shareholder approval for the adoption of a stock option plan (“Plan”) of the Corporation in compliance with the rules and regulations of the TSX. A copy of the Plan is attached to the Management Information Circular of the Corporation, dated June 17, 2009, available on the internet under the Corporation’s SEDAR profile at www.sedar.com.
The Plan is designed to advance the interests of the Corporation by encouraging employees, officers, directors and consultants to have equity participation in the Corporation through the acquisition of Common Shares. The current intention is to use the Plan for option grants to employees, officers, directors and consultants of the Corporation. Options granted under the Plan may be “Incentive Stock Options” or “Non-Qualified Stock Options”. An “Incentive Stock Option” is an option that satisfies the requirements of, and contains the limitations and restrictions set forth in, section 422 of the United States Internal Revenue Code of 1986, as amended (“Code”) and the regulations thereunder, and a “Non-Qualified Stock Option” is an option which is not an Incentive Stock Option. Pursuant to the Plan, Common Shares representing 15% of the issued and outstanding Common Shares of the Corporation, from time to time, will be reserved for issuance under the Plan. The maximum number of Common Shares which may be issued by the Corporation pursuant to the exercise of Incentive Stock Options shall be limited to that number of Common Shares as is equal to fifteen percent (15%) of the issued and outstanding Common Shares from time to time.

The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Plan, be approved by a majority of the relevant issuer’s directors and by its shareholders, every three years after institution. Under the Plan, stock options may be granted to employees, officers, directors and consultants of the Corporation and designated affiliates. However, Incentive Stock Options may only be granted to employees of the Corporation (including officers) or its subsidiaries. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Corporation. The exercise price per Common Share is not to be less than the market price of the Common Shares at the time of the grant (110% of market price in the case of an Incentive Stock Option granted to a person who owns more than 10% of the issued and outstanding Common Shares). If the market price is determined by the Board to be less than the “fair market value” of the Common Shares on the date of option, the Board may increase the exercise price for such option to an amount deemed to satisfy the minimum exercise price requirements in the Plan. The exercise period for each stock option is not to be more than ten years (five years in the case of an Incentive Stock Option granted to a person who owns more than 10% of the issued and outstanding Common Shares). Options may be granted subject to vesting requirements. The maximum number of Common Shares issuable to: (i) insiders pursuant to the Plan and any other security based compensation arrangements of the Corporation is limited to 10% of the total number of Common Shares then outstanding; and (ii) the maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Plan and any other security based compensation arrangements of the Corporation is limited to 10% of the total number of Common Shares then outstanding. The maximum aggregate fair market value of Common Shares, with respect to which Incentive Stock Options are first exercisable by an employee in any calendar year, cannot exceed $100,000.
Except as otherwise set out below, the Board shall seek shareholder and regulatory approval for any amendments to the Plan. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a participant, such discontinuance may not in any manner adversely affect the participant’s rights under any option granted under the Plan. The Board may, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion make the following amendments or modifications to the Plan and to any outstanding option granted pursuant to the Plan:
(a)	curing any ambiguity, error or omission in the Plan or correcting or supplementing any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	reflecting changes to applicable securities laws;

(c)	changing the termination provisions of an option or the Plan which do not entail an extension beyond the original expiry date;

(d)	including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve;

(e)	ensuring that the options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen; and

(f)	amending or modifying, subject to the consent of the participant affected thereby, any outstanding option granted to a non insider, in any manner to the extent that the Board would have had the authority to initially grant the option as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an option becomes exercisable; provided, however, that the consent of the participant shall not be required where the rights of the participant are not adversely affected, and for greater certainty, no amendment to an Incentive Stock Option may be made by the Board, without the consent of the participant, if such amendment would cause the Incentive Stock Option to no longer qualify as an Incentive Stock Option.
Notwithstanding the foregoing, the Corporation shall obtain requisite shareholder approval in respect of amendments to the Plan to the extent such approval is required by any applicable laws or regulations. The Corporation may not amend an Incentive Stock Option if such amendment would cause the Incentive Stock Option to fail to meet the requirements of section 422 of the Code and the regulations thereunder.
The Plan provides that where the option expires or is deemed to expire during a period of time imposed by the Corporation upon certain designated persons during which those persons may not trade in any securities of the Corporation (a “Black-Out Period”) or within 48 hours after any Black-Out Period ends, the option shall not be deemed to expire until the day that is ten business days from the last day of the Black-Out Period. However, no Incentive Stock Option may be exercised after the expiration of 10 years from the date such option is granted.
No options granted under the Plan are assignable or transferable, otherwise than by will or by the laws of descent and distribution, except with the consent of the Corporation. In addition, no Incentive Stock Option may be assigned or transferred unless such assignment or transfer is permissible under section 422 of the Code (or successor provisions) and the regulations thereunder. Financial assistance is not provided by the Corporation to any participants under the Plan.
Unless terminated earlier by the Board, the Plan will remain in effect until all options granted under the Plan have been exercised or forfeited, or have expired. However, no new options may be granted under the Plan more than 10 years from the date the Plan was originally adopted by the Board.
As at the Record Date, the Corporation had 66,741,876 Common Shares issued and outstanding. The Corporation currently has 9,246,646 Common Shares reserved for issuance under the Plan representing 13.9% of the issued and outstanding Common Shares as at the Record Date. The Corporation has 8,120,001 stock options currently outstanding under the Plan representing 12.1% of the issued and outstanding Common Shares as at the Record Date.
Indebtedness of Directors and Executive Officers
The aggregate indebtedness to the Corporation of all officers, directors, employees and any former officers, directors and employees of the Corporation outstanding as at December 31, 2010 was nil.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
General
The Board recognizes that effective corporate governance is an essential element for the effective and efficient operation of the Corporation. The Corporation strives to ensure that its corporate governance policies and practices provide for effective stewardship of the Corporation. The Corporation’s corporate governance practices are the responsibility of the Board and the Board has delegated certain responsibilities to develop and monitor the Corporations’ corporate governance practices to the Corporate Governance Committee.
This Statement of Corporate Governance Practices sets out the Board’s corporate governance practices in pursuant to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”). The Corporation’s corporate governance practices are generally consistent with the practices and guidelines set out in NI 58-101 and NP 58-201.

Board of Directors
The Board, which is responsible for supervising the management of the business and affairs of the Corporation, is currently comprised of five (5) directors. The majority of the members of the Board are independent within the meaning of NI 58-101, other than Clarence Cottman III, the Chairman of the Board and the Chief Executive Officer of the Corporation and Dr. E. Sven Hagen, the President of the Corporation. Upon election, William Gumma will be independent within the meaning of NI 58-101.
The Board facilitates its exercise of independent supervision over management by ensuring that a majority of directors qualify as independent directors pursuant to NI 58-101 and by establishing committees which are comprised of a majority of independent directors and in the case of the Audit Committee, is comprised entirely of independent directors.
The following table sets forth the directors of the Corporation who are presently directors of other reporting issuers (or equivalent).

Name of Director	Name of Other Issuers
Brian E. Bayley	Kramer Capital Corp.
Cypress Hills Resource Corp.
Esperanza Silver Corporation
Eurasian Minerals Inc.
Greystar Resources Ltd.
Kirkland Lake Gold Inc.
Sprott Resources Lending Corp.
American Vandium Corp.
Torque Energy Inc.
TransAtlantic Petroleum Corp.

W.A.(Alf) Peneycad	Parex Resources Inc.
Canadian Wireless Trust
R Split III Corp.
If required, independent directors meet without members of management present during the course of each regularly scheduled Board meeting, but, in any case, not less than four times per year.
As noted above, the Chair of the Board (“Chair”) is not an independent director. While the Board has no formal procedures in place to provide leadership to its independent directors, the Chair ensures that the independent directors have appropriate opportunities to discuss issues at each Board meeting, question executive officers, management and others regarding any and all matters of importance to the Board and the Corporation.
During the most recently completed financial year, there were five board meetings held, of which Mr. Hagen was unable to attend one meeting and Mr. Redfearn was unable to attend two meetings. The rest of the board members were present at all five meetings.
Board Mandate
The mandate for the Board provide that the Board is responsible for the stewardship of the Corporation, supervising the management of the business and affairs of the Corporation and to provide leadership to the Corporation consistent with the Board’s responsibility to the shareholders to maximize shareholder value. The mandate of the Board is appended hereto as Exhibit 1.

Position Descriptions and Committees
The Board has developed written position descriptions for the Chair, the Chairman of the respective Board committees and the Chief Executive Officer.
The Chief Executive Officer is responsible to provide executive leadership and management of the Corporation’s day to day operation subject to the Board’s stewardship. The Chief Executive Officer is responsible to lead and manage the Corporation within parameters established by the Board and relevant committees of the Board. The Chief Executive Officer also develops and recommends strategic plans to the Board and updates the Board regarding the Corporation’s progress in reaching goals and the strategic plan. Additionally, the Chief Executive Officer is responsible for financial leadership including the proposal of capital commitment and expenditure budgets for approval by the Board, develop operating forecasts and authorize the commitment of funds and resources to carry out the business as approved by the Board. The Chief Executive Officer is also responsible to provide administrative, governance and public leadership including, among other things, to develop and maintain an effective organizational structure, establish clear responsibilities within the organizational structure, ensure the Corporation and the executive officers are practicing ethical and efficient decision making and to act as the principal spokesperson for the Corporation.
The Chair of the Board is Clarence Cottman III. The role of the Chair is to provide leadership to the directors, manage the affairs of the Board and ensure that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair presides at each meeting of the Board and is responsible for coordinating with management and the Corporate Secretary to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for the Board’s consideration at meetings, and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chair is responsible for communicating with each Board member, ensuring that each director has the opportunity to be heard, that each director is accountable to the Board, and that the Board and each Committee is discharging its duties.
During the fiscal year ended December 31, 2010, the Board had four standing committees (the “Committees”), the majority of which were composed of independent directors. The Board has delegated certain responsibilities to each of its Committees, and they report to and make recommendations to the Board on a regular basis.
The Board has established the following Board Committees comprised of the members and chaired by the individuals set out in the following table.

Committee	Members	Independent
Audit Committee	Brian E. Bayley, Chair	Yes
	W.A. (Alf) Peneycad	Yes
	Robert L. Redfearn	Yes

Compensation Committee	Robert L. Redfearn, Chair	Yes
	Brian E. Bayley	Yes
	W.A. (Alf) Peneycad	Yes

Corporate Governance Committee	W.A. (Alf) Peneycad, Chair	Yes
	Brian E. Bayley	Yes
	Clarence Cottman III	No

Reserve Committee	W.A. (Alf) Peneycad	Yes
	Robert L. Redfearn	Yes
	Dr. E. Sven Hagen	No

Note:

(1)	Upon the election of William Gumma to the board of directors at the Meeting, it is anticipated that Mr. Gumma will be appointed to certain Committees of the Corporation as determined by the board of directors.
The principal function of the Audit Committee is to oversee the accounting and financial reporting process of the Corporation and annual external audits of the consolidated financial statements. A complete description of the Audit Committee together with a copy of the mandate of the Audit Committee appended thereto as required by Form 52-110F1 of National Instrument 52-110 — Audit Committees is set

forth and described in the Corporation’s Annual Information Form, dated March 28, 2011 and filed on www.sedar.com.
The Corporate Governance Committee is responsible for and make recommendations to the Board concerning the overall governance of the Corporation and assist the Board in the discharge of the Board’s duties with respect to the adopting and compliance with the Code of Business Conduct and Ethics, mandates, position descriptions and all other governance polices of the Corporation. Included in its mandate is the responsibility to develop the Corporation’s approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for administration of the Corporation’s response to those guidelines for determination of conflicts of interest.
The Compensation Committee is responsible for determining the overall compensation strategy of the Corporation and administering the Corporation’s executive compensation program. As part of its mandate, the Compensation Committee approves the appointment and remuneration of the Corporation’s executive officers, including the Corporation’s Named Executive Officers identified in the Summary Compensation Table. The Compensation Committee is also responsible for reviewing the Corporation’s compensation policies and guidelines generally.
The Reserves Committee is responsible for assisting the Board in the discharge of the Board’s duties with respect to complying with the requirements of National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Included in its mandate is the responsibility to review the appointment of the independent evaluator under NI 51-101 and to review all disclosure by or on behalf of the Corporation to ensure compliance with NI 51-101.
Except as set forth herein, there are no other standing Committees of the board of directors.
Director Orientation and Continuing Education
Upon appointment, new directors are provided with a copy of an orientation package which includes information regarding the nature and operation of the Corporation’s business and organizational structure as well as mandates of the Board and each Committee of the Board and the Corporation’s policies related to disclosure and communication, insider trading and reporting. The orientation process also includes discussions with the Chair of the Board, the Chief Executive Officer, the President and senior management with respect to the business and operations of the Corporation. Meetings of the Board are sometimes held at the Corporation’s facilities or by conference call, and are combined with presentations by management to give the directors additional insight regarding the Corporation. In addition, management makes itself available throughout the year for discussion with all members of the Board.
No formal continuing education program exists for directors although the Corporation encourages directors to attend continuing education seminars to ensure that each director maintains the skills and knowledge necessary to meet his obligations as a director.
Ethical Business Conduct
In order to encourage and promote a culture of ethical business conduct, the Board has adopted a specific mandate relating to matters concerning duties and responsibilities of members of the Board and general legal obligations.
The Board of Directors has also adopted a Code of Business Conduct and Ethics (“Code of Conduct”) applicable to directors, officers, employees and consultants of the Corporation. A copy of the Code of Conduct is provided to each of the above persons. A copy of the Code of Conduct can be found on www.sedar.com.
The Board has delegated to management the day-to-day responsibility for monitoring compliance with the

Code of Conduct The Corporate Governance Committee reviews conflicts of interest and departures from the Code of Conduct, conducts investigations and makes recommendations to the Board regarding such conflicts and departures. In cases where a director or officer has a material interest in a transaction or agreement being considered by the Board, this director or officer may not participate in any Board discussion on the subject, nor may he vote on resolutions pertaining to this subject matter.
The Corporate Governance Committee is also responsible for taking reasonable steps to ensure that the Board, the Committees, respective chairman’s thereof and executive officers are acting, in the discharge of their duties, acting ethically and in accordance with the requirements and spirit of the corporate governance mandate and related documents and foster a culture of integrity throughout the Corporation.
In addition thereto, the Corporation has adopted a disclosure policy to ensure the communications to the investing public about the Corporation are timely, factual and accurate and broadly disseminate in accordance with applicable legal and regulatory requirements, and an insider trading and reporting policy in order to summarize the insider trading restrictions to which directors, officers, consultants and employees of the Corporation are under applicable securities legislation, and to provide a policy governing investments in the Corporation shares and the reporting thereof which is consistent with applicable legislation and the goals of the Corporation and a whistleblower protection policy with respect to the reporting of violation of accounting and auditing irregularities, ethics violations or other violations.
Furthermore the Board considers that fiduciary duties placed on individual directors pursuant to corporate legislation and common law, and the conflict of interest provisions under corporate legislation which restricts an individual director’s participation in decisions of the Board in which the director has an interest, also ensure that the Board operates independently of management and in the best interests of shareholders.
Nomination of Directors
The Board, acting as a whole, is responsible for proposing new nominees to the Board and for assessing the performance of directors on an ongoing basis. Factors considered for nominees include an appropriate mix of skills, knowledge and experience in business and a history of achievement. Directors are required to have available time to devote to the duties of the Board. The majority of directors comprising the Board must qualify as independent directors. The Board has not appointed a nominating committee to assess the effectiveness of the Board as a whole, the Committees and the contribution of individual directors, provided however, from time to time the Chairman of the Board surveys the Board to provide feedback on the effectiveness of the Board, following which the Chairman recommends changes to enhance the performance of the Board based on the survey feedback. The Board also reviews the composition and size of the Board and tenure of directors in advance of annual general meetings when directors are most commonly elected by the Corporation’s shareholders, as well as when individual directors indicate that their terms may end or that their status may change. The Board takes into account the number of directors required to carry out the duties of the Board effectively, and to maintain a diversity of view and experience.
Compensation
The Compensation Committee, comprised solely of independent directors, is responsible for providing recommendations to the Board in respect of (i) compensation policies for senior management and directors of the Corporation, (ii) human resource policies and practices and (iii) incentive and perquisite plans. The Compensation Committee has the ability to engage independent advisors in order to fulfill its mandate. The Corporation’s compensation package is comprised primarily of salary, cash incentive bonuses and the ability to participate in the Option Plan. See the description following the heading “Executive Compensation — Compensation Discussion and Analysis”.

Assessment of Directors
The process of assessing Board effectiveness is carried out through an informal process of engagement and dialogue between the Chair and the individual directors. Also the Board monitors the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the Board and its Committees in order to satisfy itself that the Board, its Committees and its individual directors are performing effectively. A formal assessment process may be considered if the size of the Board is expanded.
INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON
Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter, other than the election of directors or the appointment of auditors, to be acted upon at the Meeting.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.
For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.
PARTICULARS OF MATTERS TO BE ACTED UPON
To the knowledge of the Board of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.
Presentation of Financial Statements
The Board has approved the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2010 and management’s discussion and analysis (“MD&A”) in respect thereof which will be presented to the Meeting.
Election of Directors
For this forthcoming year, it is proposed that the board of directors shall consist of six (6) members. Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the board of directors at six (6) members for the next ensuing year. It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the board of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number of voting Common Shares of the Corporation that he has advised are beneficially owned by him or over which control or direction is exercised, directly or indirectly, as of the date hereof.

				Voting Shares
				Beneficially
Name and				Owned or
Province/Country of	Principal Occupation for Past Five	Office	Year became a	Controlled as at
Residence	Years	Held	Director	the date hereof(1)
Clarence Cottman III(2) California, USA	Chief Executive Officer and Chairman of the Corporation. Prior thereto President of Legacy since inception in October 2005.	Chief Executive Officer and Director	September 4, 2009	2,148,700

Dr. E. Sven Hagen(3) California, USA	President of the Corporation. Prior thereto Chief Executive Officer and Chairman of Legacy since inception in October 2005.	President and Director	September 4, 2009	3,080,000

Brian E. Bayley(2)(4)(5) British Columbia, Canada	Resource Lending Advisor and Director of Sprott Resource Lending Corp.; President of Ionic Management since December 1996 and President and Chief Executive Officer of Quest Capital Corp (“Quest) from May 2009 to September 2010; previously Co-Chairman of Quest from January 2008 to May 2009; From June 2003 to March 2008, Chief Executive Officer of Quest; From June 2003 to January 2008, President of Quest.	Director	September 4, 2009	Nil

W.A. (Alf) Peneycad (2)(3)(4)(5) Alberta, Canada	Lawyer and since September 1, 2006, Counsel to MacLeod Dixon LLP. From February 1983 to September 1, 2006, employed by Petro-Canada in various capacities, including as Vice-President, General Counsel and Chief Compliance Officer.	Director	September 4, 2009	60,000

Robert L. Redfearn(3)(4)(5) Louisiana, USA	Founding partner and practicing lawyer at Simon, Peragine, Smith & Redfearn, LLP, since 1979.	Director	September 4, 2009	173,000

William Gumma California, USA	Private investor and Managing Director of Chisholm Partners, LLC since July 2010. Former President of PetroFalcon Corporation from June 2003 until September 2009. Vice-President of Pacific Falcon LLC from June 2003 until September 2009. Consultant to Centennial Partners from September 1996 until December 2009.	Nominee	Nominee	314,850
Notes:

(1)	The Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof, based upon information furnished to the Corporation by the above individuals. The information above does not include stock options convertible into Common Shares.

(2)	Member of Corporate Governance Committee.

(3)	Member of Reserve Committee.

(4)	Member of Compensation Committee.

(5)	Member of Audit Committee.

Corporate Cease Trade Order or Bankruptcies
To the best of the Corporation’s knowledge, none of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Corporation, that while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity, except as noted below.
Brian E. Bayley was a director of American Natural Energy Corp. (“American”) from June 2001 until November 2010. In June 2003, each of the l’Autorité des marchés financiers (the “AMF”), the British Columbia Securities Commission (“BCSC”) and the Manitoba Securities Commission (the “MSC”) issued cease trade orders against American for its failure to file financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of the BCSC, the OSC, the ASC and AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.
Brian E. Bayley has been a director of Esperanza Silver Corporation (“Esperanza”) since December 1999. In early 2003, the directors and officers of Esperanza became aware that Esperanza was subject to outstanding cease trade orders by the ASC (issued on September 17, 1998) and the AMF (issued on August 12, 1997) for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded on or prior to August 1, 2003.
In addition, to the best of the Corporation’s knowledge, none of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or executive officer of any company, including the Corporation, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
To the best of the Corporation’s knowledge, none of the persons who are proposed directors of the Corporation have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.
Penalties or Sanctions
Except as set forth below and to the best of the Corporation’s knowledge, none of those persons who are proposed directors of the Corporation have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
Brian E. Bayley was a director of PetroFalcon Corporation (now Etrion Corporation) (“PetroFalcon”) from November 2001 to June 2008. On February 27, 2002, the BCSC issued an order regarding a private placement (the “PetroFalcon Private Placement”) of PetroFalcon to Quest Ventures Ltd. (“Quest Ventures”), a private company in which Brian E. Bayley was a director. The BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon until the matter could be placed before the shareholders of PetroFalcon. In addition, the BCSC removed the applicability of the same exemptions for Quest Ventures in respect of the PetroFalcon common shares received pursuant to the PetroFalcon Private Placement. Approval of the shareholders of PetroFalcon was received on May 23, 2002 and the BCSC reinstated the applicability of the exemptions from the prospectus and registration requirements for both PetroFalcon and Quest Ventures shortly thereafter.
Appointment of Auditors
Unless such authority is withheld, the management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy for the appointment of KPMG LLP, as auditor for the Corporation for the next ensuing year. KPMG LLP has been the auditor of the Corporation from October 1, 2009 to present.
OTHER MATTERS TO BE ACTED UPON
Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.
GENERAL
Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein: All ordinary resolutions require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares. If KPMG LLP is not elected at the Meeting or is unable or unwilling to continue as the auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Audit Committee, which appointment for any period subsequent to the 2011 annual meeting of shareholders shall be subject to approval by the shareholders at the next annual meeting of shareholders.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is filed on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s comparative financial statements and MD&A for the year ended December 31, 2010.
Copies of the Corporation’s consolidated audited financial statements, MD&A and Annual Information Form may be obtained upon request from the Chief Financial Officer of the Corporation at the head office of the Corporation at 1160 Eugenia Place, Suite 100, Carpinteria California USA 93013, telephone (805) 566-2900, facsimile (805) 566-2917.

Exhibit 1
NIMIN ENERGY CORP. (the “Corporation”)
BOARD OF DIRECTORS’ MANDATE
Stewardship of the Corporation
1.	The Board of Directors (the “Board”) is responsible for:
(a)	stewardship of the Corporation;

(b)	supervising the management of the business and affairs of the Corporation; and

(c)	providing leadership to the Corporation by practicing responsible, sustainable and ethical decision making.
Legal Obligations
2.	The Board has the responsibility to:
(a)	act honestly and in good faith with a view to the best interests of the Corporation;

(b)	exercise the care, diligence and skill that a reasonably prudent Board would exercise in comparable circumstances; and

(c)	direct management to ensure legal, regulatory and exchange requirements applicable to the Corporation have been met.
Board Composition
3.	A majority of the members of the Board will, at all times, be independent directors as defined in then current laws applicable to the Corporation.
4.	To be considered for nomination and election to the Board, directors must demonstrate an appropriate mix of skills, knowledge and experience in business and a history of achievement. Directors are required to commit the requisite time for all of the Board of Directors’ business and will demonstrate integrity, accountability and informed judgement.
5.	In the event that the Chairman of the Board is not an independent director, as defined in then current laws applicable to the Corporation, the Board may appoint a lead director to act as the effective leader of the Board and to ensure that the Board’s agenda will enable it to successfully carry out its duties.
Board Meetings
5.	The Board is responsible to:
(a)	meet in person, or by telephone conference call, at least once each quarter and as often thereafter as required to discharge the duties of the Board;

(b)	hold in camera sessions, without management and non-independent directors present at the end of each regularly scheduled board meeting, as required, but not less than four times per year; and

(c)	comply with the position description applicable to individual directors.
Committees of the Board
6.	The Board is responsible to:
(a)	establish such Committees of the Board as are required by applicable law and as are necessary to effectively discharge the duties of the Board;

(b)	appoint directors to serve as members of each Committee;

(c)	appoint a Chairman of each Committee to:
(i)	provide leadership to the Committee;

(ii)	manage the affairs of the Committee; and

(iii)	ensure that the Committee functions effectively in fulfilling its duties to the Board and the Corporation; and
(d)	receive and consider reports and recommendations of each Committee, in particular:
(i)	Audit Committee reports and recommendations, particularly with respect to the Corporation’s annual audit;

(ii)	Corporate Governance Committee reports regarding proposed changes to the Corporation’s governance regime and policies;

(iii)	Compensation Committee recommendations regarding corporate goals and objectives, Board assessments and compensation; and

(iv)	Reserves Committee reports and recommendations, particularly with respect to the Corporation’s annual reserves evaluation.
Supervision of Management
7.	The Board is responsible to:
(a)	select and appoint the Chief Executive Officer, and with the assistance of the Compensation Committee, establish Chief Executive Officer goals and objectives and evaluate Chief Executive Officer performance;

(b)	assist the Chief Executive Officer to select and appoint executive officers, establish executive officers’ goals and objectives and monitor their performance; and

(c)	with the assistance of the Corporate Governance Committee, maintain a succession plan for the replacement of the Chief Executive Officer and executive officers.

(d)	to the extent feasible, to satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Corporation.

Governance
8.	The Board is responsible to:
(a)	review on a regular basis and on the advice of the Corporate Governance Committee, either approve or require revisions to the Mandates of the Board and each Committee, position descriptions, the Code of Business Conduct and Ethics (the “Code”) and all other policies of the Corporation (collectively the “Governance Documents”);

(b)	together with the Corporate Governance Committee, take reasonable steps to satisfy itself that each director, the Chief Executive Officer and the executive officers are:
(i)	performing their duties ethically;

(ii)	conducting business on behalf of the Corporation in accordance with the requirements and the spirit of the Governance Documents;

(iii)	fostering a culture of integrity throughout the Corporation; and
(c)	arrange, on the advice of the Corporate Governance Committee, for the Governance Documents to be publicly disclosed.
Communications
9.	The Board is responsible to review, with reasonable frequency, disclosure policy which provides for disclosure and communications practices governing the Corporation.
Waivers & Conflicts
10.	The Board is responsible, with the assistance of the Corporate Governance and Nominating Committee, for:
(a)	reviewing departures from the Code;

(b)	providing or denying waivers from the Code; and

(c)	reviewing the necessity for making any filings required by securities laws in connection with departures from the Code.
Strategic Planning
11.	The Board, together with management of the Corporation, has the duty to adopt a strategic planning process and to approve, as required, a strategic plan which takes into account, among other things, the opportunities and risks of the business.
Risk Management
12.	The Board has the duty to:
(a)	adopt a process to identify the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage these risks; and

(b)	together with the Audit Committee, ensure policies and procedures are in place and are effective to maintain the integrity of the Corporation’s:

(i)	disclosure controls and procedures;

(ii)	internal controls over financial reporting;

(iii)	management information systems; and

(iii)	auditing and accounting principles and practices.
Financial Management
13.	The Board has the duty to:
(a)	review, and on the advice of the Audit Committee, approve, prior to their public dissemination:
(i)	annual and interim financial statements and notes thereto;

(ii)	the annual and interim managements’ discussion and analysis of financial condition and results of operations;

(iii)	relevant sections of the annual report, annual information form and management information circular containing financial information;

(iv)	forecasted financial information and forward looking statements; and

(iv)	all press releases and other documents in which financial statements, earnings forecasts, results of operations or other financial information is disclosed; and
(b)	approve dividends and distributions, material financings, transactions affecting authorized capital or the issue and repurchase of shares and debt securities, and all material divestitures and acquisitions.
Materials
14.	The Board has access to all books, records, facilities and personnel of the Corporation necessary for the discharge of its duties.
Advisors
15.	The Board has the power, at the expense of the Corporation, to retain, instruct, compensate and terminate independent advisors to assist the Board in the discharge of its duties.
Adopted and approved by the Board: May 21st, 2010.